Securities and Exchange Commission
	Washington, D.C. 20549

	FORM 12b-25

	Notification of Late Filing
	Form 10-K

	For the Fiscal Year ended			Commission File Number
	    December 31, 1998					   0-4431

PART I

	AUTO-GRAPHICS, INC.
	(Exact name of registrant as specified in its charter)

	California             				95-2105641
	(State or other jurisdiction of		(I.R.S. employer
	incorporation or organization)		 identification number)

	3201 Temple Avenue
Pomona, California         			91768
	(Address of principal				(Zip Code)
	 executive offices)

	Registrant's telephone number:  (909) 595-7204

PART II

[XX]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[XX]	(b) 	The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or
the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[  ]	(c) 	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III

The within Notification of Late Filing is occasioned by the need for the Registrant to obtain: (1) a waiver from the Registrant's commercial bank, as to certain financial ratio covenant violations existing for the year ending December 31, 1998 and thereafter, and (2) the consent for the inclusion of the report of the Company's former certified public accountant, covering the Company's prior period audited financial statements, in the Company's 1998 Report on Form 10-K from such former accountant following the previously reported engagement by the Company of a new certified public accountant to audit and report upon the Company's 1998 year-end financial statements. The registrant's 1998 Form 10-K report is expected to be filed electronically on or before April 15, 1999.

PART IV

(1) Person(s) to contact in regard to this notification:

	Robert H. Bretz, Esq. (310) 578-1957

(2) Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

	Yes (  XX  )		No (      )

(3) Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes (  XX  )		No (      )

See the Registrant's separate Report on Form 8-K in respect of the loss in the approximate amount of $1.5 million (before anticipated tax benefits) to be reflected in the Registrant's statement of operations for the year ended December 31, 1998.

AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  3/31/99	By ss/Daniel E. Luebben
Daniel E. Luebben, Secretary and
Chief Financial Officer